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                             July 25, 2023

       Guy Adrian Robertson
       Chief Executive Officer and Director
       Fitell Corporation
       23-25 Mangrove Lane
       Taren Point, NSW 2229
       Australia

                                                        Re: Fitell Corporation
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed July 12, 2023
                                                            File No. 333-267778

       Dear Guy Adrian Robertson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form F-1 filed July 12,
2023

       Executive Compensation, page 66

   1.                                                   Please update your
executive compensation disclosure to reflect the most
                                                        recently completed
fiscal year. For guidance, refer to Item 6.B of Form 20-F.
              You may contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if
       you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.
 Guy Adrian Robertson
Fitell Corporation
July 25, 2023
Page 2
                                         Sincerely,
FirstName LastNameGuy Adrian Robertson
                                         Division of Corporation Finance
Comapany NameFitell Corporation
                                         Office of Manufacturing
July 25, 2023 Page 2
cc:       Mark E. Crone, Esq.
FirstName LastName